EXHIBIT 12.1


Marsh & McLennan Companies, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(In millions of dollars, except ratios)


                                  Nine Months
                                     Ended
                                 September 30,                 Years Ended December 31,
                               ------------------   ----------------------------------------------
                                 1998      1997       1997(1)   1996      1995     1994     1993
                               --------- --------   --------- --------- -------- -------- --------
Earnings
Income before income taxes        $1,008     $728        $662      $668     $650     $632     $559

Interest expense                      94       77         106        62       63       51       46

Amortization of capitalized
interest                               1        1           1         1        1        1        1
                                --------   ------     -------    ------   ------   ------   ------
                                   1,103      806         769       731      714      684      606
                                ========   ======     =======    ======   ======   ======   ======
Fixed Charges

Interest expense                      94       77         106        62       63       51       46
                                ========   ======     =======    ======   ======   ======   ======

Ratio of Earnings to Fixed          11.7     10.5         7.3      11.8     11.3     13.4     13.2
Charges




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(1)     For the year ended December 31, 1997, income before income taxes included $297 million of special charges related to the combination with Johnson & Higgins, London real estate and the disposal of certain EDP assets. Excluding those charges, the ratio of earnings to fixed charges would have been 10.1.